

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 17, 2008

<u>Via U.S. Mail</u>

Robert Seeley
President, Secretary and Director
Caribbean Villa Catering Corporation
38 Playa Laguna
Sosua, Dominican Republic

> **Re: Caribbean Villa Catering Corporation**
> **Registration Statement on Form S-1**
> **Filed June 23, 2008**
> **File No. 333-151840**

Dear Mr. Seeley:

We have reviewed the non-financial statement disclosure in your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Outside Front Cover Page to the Prospectus

1. Please tell us the basis for setting the share price in this offering at $0.25 per
   share. Your explanation should address the fact that the $0.25 per share price was
   the original price paid by selling shareholders who purchased stock in the
   November/December 2007 private placement and discuss the fact that this
   prohibits them from making any profit on sales unless and until there is an active
   trading market. You should also address the fact that your three founders
   purchased your stock for $0.025 per share in an unregistered private offering in
   September/October 2007, and, therefore, will receive a profit of $0.225 per share
   for the sale of their shares in this offering. These facts raise questions about
   whether the offering price is a bona fide price. Alternately, change the fixed price
   and pay the revised filing fee.

General

2. We note that throughout your filing you refer to your Treasurer, Chief Financial
   Officer and Chief Accounting Officer as either Virgilio Santana or Virgilio
   Santana Ripoll. Please revise throughout for consistency.

Prospectus Summary, page 1

Our Company, page 1

3. We note your disclosure on page 12 under the heading "Our to be formed
   Dominican Republic subsidiary." Please revise your summary to disclose that
   you are not permitted to conduct business in the Dominican Republic and briefly
   describe your plans to do so.

4. Please revise to disclose that you have had no revenues and include your net loss
   for the last audited period and interim stub. Also, disclose that your independent
   auditor's report expresses substantial doubt about the company's ability to
   continue as a going concern.

Risk Factors, page 2

5. Please remove the references in your first paragraph that you discuss some, but
   not all of the significant risk factors, and that additional risks are not presently
   known to you. Or, revise to clarify that you have discussed all known material
   risks.

6. Please create a risk factor to discuss the fact that none of your executive officers
   has had any significant experience managing a public company. Also discuss the

added costs of being a public company and the difficulties of establishing and maintaining acceptable internal controls over financial reporting with only three part-time employees.

7. Please create a risk factor to discuss that you are not permitted to conduct business in the Dominican Republic. Your disclosure should include a discussion of the legal requirements under Dominican Republic law for incorporating a subsidiary and any known risks that may prevent you from meeting these requirements.

Our Auditors Have Expressed Concern About Our Ability To Continue . . . ., page 3

8. We note your disclosure in the first sentence of the second paragraph under this subcaption that you plan to provide for additional capital requirements through the sale of equity securities. On page 9, you state that you may seek additional capital through equity and/or debt financing. In Note 2 to your interim financial statements, you state that your plans to obtain additional capital include seeking out and completing a merger with an existing operating company. Please revise for consistency, as appropriate. Also, please discuss the risks associated with raising additional capital through the issuance of equity, debt or merger under this subcaption.

We Face Intense Competition In Our Target Business. . . ., page 3

9. Please reconcile your disclosure in the second sentence under this subcaption that you have numerous competitors in the Dominican Republic with your disclosure on page 13 that you do not believe that there are currently any companies offering a visiting catering service similar to your business in the region where you intend to do business. Also, disclose the approximate number of competitors in your industry so that an investor may better evaluate this risk. Revise your disclosure regarding competition throughout the document for consistency.

Stockholders May Not Be Able To Enforce Claims . . . ., page 4

10. We note your disclosure in the first sentence under this subcaption that all of you directors and officers reside outside of the United States. Please revise your disclosure to identify each individual's country of residence. For those individuals who do not reside in the Dominican Republic, please disclose the approximate amount of time per year each director or officer spends in the Dominican Republic.

Dividends, page 7

11. We note your disclosure on page 12 that all of your business will be conducted through an as yet unformed Dominican Republic subsidiary. Please revise your disclosure to include a discussion of any provisions under Dominican Republic law that you reasonably believe would materially limit your ability to pay dividends, including any restrictions on the ability of your Dominican Republic subsidiary to transfer funds to you in the form of cash dividends, loans or advances. Refer to Item 201(c)(1) of Regulation S-K. If material, please create a risk factor to discuss the associated risk.

Management's Discussion and Analysis or Plan of Operation, page 8

12. Please revise significantly to discuss your future business plans in greater detail. Please provide an anticipated timeline and discuss each step you plan to take toward becoming operational and generating revenues and your anticipated funding source for each step. You should disclose specific cost estimates and financing plans.

13. Please revise your disclosure throughout MD&A to eliminate marketing language such as "high quality," "distinctive," "incomparable," and "superior." We consider marketing language to be inappropriate in a disclosure document. Instead, revise to discuss the basis of your belief.

Liquidity and Capital Resources, page 8

14. Please revise to disclose your monthly "burn rate" and the month you will run out of money assuming no change in present trends.

Our Target Market, page 9

15. Please revise or provide a basis for your statement that you believe that twenty percent of the millions of travelers to the Dominican Republic visit and stay in the north coast of the Dominican Republic.

16. Please revise or provide a basis for your statement that you believe all 500 villas on the north coast of the Dominican Republic have full kitchens, equipped with cooking utensils and appliances, and dining rooms. Also, provide an estimate of how may of these 500 villas are located within 60 miles of Sousa, the initial geographic area where you plan to conduct your business.

17. We note your disclosure on page 10 that your business plan will also include a focus on local residents to build a repeat customer client base. Please provide

additional disclosure about this aspect of your business plan, including an estimate of the approximate number of local residents who you believe would be interested in, and able to afford, your services.

Our Business, page 9

18. We note your disclosure that your menus will emphasize fresh ingredients. Please revise your disclosure to include a discussion of the sources and availability of raw materials, such as food supplies. Refer to Item 101(h)(4)(v) of Regulation S-K.

Government and Industry Regulation, page 13

19. We note your disclosure in the risk factor on page 4 that governmental regulations could cause your food and supply costs to increase. Please expand your disclosure under this heading to discuss the effect of any existing or probable governmental regulations on your business. Refer to Item 101(h)(4)(ix) of Regulation S-K.

20. We note your disclosure that you will be required to obtain a Sello de Calidad Digenor if you prepare food items in your corporate kitchen. Please revise your disclosure to provide information about obtaining this certificate, including estimates of the time, expense and difficulty involved in procuring the certificate. If material, please create a risk factor to discuss the associated risks.

Executive Compensation, page 17

21. We note your statement that your Summary Compensation Table includes a summary of all compensation recorded by you in each of the last two completed fiscal years. The Summary Compensation Table only has information for the year 2007. Please revise for consistency.

22. According to your Summary Compensation Table you have not provided any compensation to your officers. Please revise to include a narrative statement regarding any plans to pay your officers compensation, including quantitative information regarding estimated amounts and timetables. If material, please create a risk factor to discuss the fact that your executive officers and directors currently do not receive any compensation.

23. We note that your Outstanding Equity Awards at Fiscal Year-End Table provides information as of June 30, 2007. Please revise this table to provide information as of your last completed fiscal year. Refer to Item 402(p) of Regulation S-K.

Loan from Director, page 18

24. Please reconcile your disclosure in the first sentence under this heading that during the year 2007, one of your directors loaned money to the company with the disclosure in Note 5 of your Notes To Financial Statements on page F-7 that during the year 2007, all of your directors loaned money to the company. Revise throughout for consistency. Please also provide the name of the related person(s) and the approximate dollar value of the amount involved in the transaction. Refer to Item 404(d) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 18

25. Please revise the table relating to the beneficial owners of stock on page 19 to include the address of each individual listed in the table. Refer to Item 403 of Regulation S-K.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

26. We note your disclosure regarding the sale of your common stock from November 2007 to December 2007. Please revise your disclosure to name the persons or identify the class of persons to whom the securities were sold and to state briefly the facts relied upon to make the exemption from registration available. Refer to Item 701 of Regulation S-K.

Item 26. Exhibits, page II-2

27. Exhibit 5.1 Opinion and Consent of Schneider Weinberger & Beilly LLP was not filed as an exhibit to your registration statement. Please provide us with the exhibit.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3313 with any other questions.

Regards,

Rolaine S. Bancroft
Special Counsel

cc: Roxanne K. Beilly, Esq.
Schneider Weinberger & Beilly LLP
Fax: (561) 362-9612